CBL & Associates Properties, Inc.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421

October 4, 2024

Mr. Peter McPhun

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CBL & ASSOCIATES PROPERTIES INC
Form 10-K for the year ended December 31, 2023
File No. 001-12494

As discussed in our September 27, 2024 telephone conference with Dorrie Yale and Catherine De Lorenzo of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of CBL & Associates Properties, Inc. (the “Company,” “our” or “we”), we are submitting this letter to supplement our response to comment #1 included in our letter submitted on September 18, 2024 to respond to the comments received from the Staff by email dated September 4, 2024. We have reproduced below the full text of the Staff’s comment #1 in italics, followed by the Company’s response.

Form 10-K filed February 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Leasing, page 50

1.
We note your disclosure on page 51 of average annual base rents per square foot (inclusive of the impact of any rent concessions) for the two prior fiscal years, and also your disclosure explaining the results from new and renewal leasing, which is disclosed in terms of gross rent per square foot. In future Exchange Act periodic reports, please also add disclosure regarding your new and renewal leasing in terms of base rent per square foot, inclusive of the impact of rent concessions, or advise. Additionally, in future Exchange Act periodic reports, please revise to add narrative or footnote disclosure describing the rent concessions and any material changes in amount or type.

We note that the Staff’s comment references our disclosures on page 51 of average annual base rents per square foot (inclusive of any rent concession) and our disclosure of new and renewal leasing activity. We also note that the Staff has requested that we also provide disclosure regarding our new and renewal leasing in terms of base rent per square foot (inclusive of the impact of rent concessions).

We respectfully advise that our disclosures of average annual base rents per square foot and new and renewal leasing activity serve different purposes for investors. As further discussed below, each of these disclosures have been formatted to provide the information that investors have told us is material to their analysis of our business through consistent feedback over the past several years. As a result, we believe that providing the requested new and renewal leasing activity using base rents per square foot would not provide investors with additional material information.

Our disclosure of average base rents provides investors with information that is indicative of the market value of space in our properties at the reporting date as well as trends in the market value of that space from period to period. We believe base rent is the appropriate metric for this purpose because it does not include components of rent that represent reimbursements from tenants, which are more closely tied to expenses (e.g., utilities, security, janitorial, etc.) that typically fluctuate from period to period based on inflationary factors rather than market conditions. This approach also is consistent with our understanding, based on prior conversations with our analysts and major investors, of how they use this information.

We base our disclosure of new and renewal leasing activity on gross rents (i.e., including reimbursements), as this metric is used by investors to inform their estimates of the impact of our new and renewal leasing activity on our expected rental revenues in future periods. In the past, we provided new and renewal leasing activity using base rents; however, we transitioned several years ago to presenting this disclosure using gross rents at the request of our investors who indicated that using gross rents provided them more complete information for the purposes for which they were using the disclosure. We believe that also disclosing new and renewal leasing activity using base rent per square foot would omit components of rental revenues that are necessary to satisfy our investors’ objectives and their intended use of the disclosure and, accordingly, would not provide additional material information to investors.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001, or our counsel Steve Barrett with Husch Blackwell LLP at (423) 757-5905.

Sincerely,

/s/ Benjamin W. Jaenicke
Benjamin W. Jaenicke
Executive Vice President -
Chief Financial Officer and Treasurer